PATHMARK CHARTER CORP.
c/o James B. Wootton
8405 Pulsar Pl Ste 157
Columbus, OH 43240
December 28, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tom Kluck, Branch Chief
Re:	Pathmark Charter Corp. Registration Statement on Form 10 Filed November 17, 2009 Amendment No. 1 to Registration on Form 10 Filed November 23, 2009 File No. 000-53838
Dear Mr. Kluck:
     This letter sets forth the responses of Pathmark Charter Corp. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated December 16, 2009 to James B. Wootton, the President of the Registrant, with respect to the registration statement on Form 10 filed on November 17, 2009 and Amendment No. 1 filed November 23, 2009 (“Registration Statement”). We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided is responsive to your questions and comments.
     Concurrent with the filing of this letter on the SEC’s EDGAR system, we are filing an amendment to the Registration Statement that incorporates the revisions made in response to the Staff’s comments (the “Amendment”). References to page and paragraph numbers in our responses to the Staff’s comments are to the corresponding page and paragraph numbers in the Amendment.
General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

     Response
     We acknowledge the Staff’s comment.
Item 1 — Description of Business
General
2.	Please expand your disclosure in this section to provide all of the information required by Item 101 of Regulation S-K, including a description of your plan of operation for the remainder of the current fiscal year and for the first six months of the next fiscal year and, to the extent material to an understanding of your business taken as a whole, the information specified in paragraphs (c)(I)(i) through (x) of Item 101.
     Response
     In response to the Staff’s comment we have expanded our disclosure in this section to disclose that the Company’s plan of operation for the remainder of the current fiscal year and for the first six months of the next fiscal year is to be engaged in the pursuit of a business combination with a target business opportunity yet to be determined and negotiated. We have also considered the information specified in paragraphs (c)(I)(i) through (x) of Item 101. With the exception of expanding our disclosure relative to competitive factors we concluded no other items were applicable or material to obtain an understanding of our business.
a) Business Development, page 3
3.	Refer to the penultimate sentence in the first paragraph. Please revise your disclosure to separate your auditor’s opinion regarding your ability to continue beyond the developmental stage from the assertion that you currently do not meet the test of “going concern.”
     Response
     We have revised the disclosure on page 3 in response to the Staff’s comment.
b) Business of the Issuer, page 4
4.	We note your disclosure on page 4 that Pathmark is a “blank check” company within the meaning of Section 3(a)(51) of the Exchange Act of 1934. It appears that Section 3(a)(51) defines “penny stock” whereas Rule 419 of Regulation C defines a “blank check company.” In addition, Rule 12b-2 does not appear to be promulgated under the Securities Act of 1933. Please revise or advise.

     Response
     We have revised the disclosure on page 4 in response to the Staff’s comment.
Strategies for Identifying and Completing a Business Combination, page 6
5.	We note your disclosure in this section regarding Mr. Wootten’s planned activities for seeking out a business combination. Please supplement your disclosure to discuss specifically the efforts the company has been engaged in since inception. Considering your lack of capital, the substantial costs involved and your disclosure elsewhere that you anticipate that the company will accrue, at a minimum, $5,000 annually in accounting-related expenses, please expand your discussion under the Form of Potential Business Combination subheading to discuss how you will engage in “reasonable investigative measures” to locate a target company and how you will fund such efforts. Please also include similar disclosure in your Management’s Discussion and Analysis section.
     Response
     We have revised the disclosure in these sections in response to the Staff’s comment.
6.	Please disclose what benefits you intend to obtain for your shareholders by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.
     Response
     We have revised the disclosure in response to the Staff’s comment by disclosing that we intend to retain for our shareholders an equity interest in the surviving company, a redemption of shares for cash paid by the surviving company to our shareholders, or a combination.
7.	Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company’s promoters or management.
     Response
     We have revised the disclosure in response to the Staff’s comment. The Company respectfully advises the Staff that since this is our first blank check company, we believe it would be difficult to approximate the number of persons who will be contacted or solicited and we have revised our disclosure as such.
     Form of Potential Business Combination, page 7

8.	We note that Mr. Wootten has significant latitude in setting and altering your target acquisition strategy as well as consummating transactions without the consent of your stockholders. Please explain whether Mr. Wootten is under an obligation to notify stockholders of such decisions. Please also disclose whether you intend to provide stockholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.
     Response
     We have revised the disclosure in response to the Staff’s comment.
9.	We note your disclosure in this section that the investigation of a specific business opportunity will require “substantial management time and attention.” In addition, we note your disclosure stating that your officers and directors will devote no more than a few hours per week to this venture. Please revise your disclosure in this section to disclose the specific amount of time management will devote to the company each week.
     Response
     We have revised the disclosure in response to the Staff’s comment.
Item IA — Risk Factors, page 9
6. There may be conflicts of interest between our management...,_page 11
10.	We note your statement under this subheading that your “management’s own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.” Please explain in greater detail how management’s fiduciary duty would be compromised.
     Response
     We have expanded the disclosure in response to the Staff’s comment.
14. Principal stockholder may engage in a transaction..., page 16
11.	Please revise this risk factor to provide further information related to these potential transactions, explaining in greater detail the underlying reason or reasons for engaging in the transactions. Further, please advise, with a view towards disclosure, why your management may change subsequent to these transactions.

     Response
     We have expanded the disclosure in response to the Staff’s comment.
Item 2 — Management’s Discussion and Analysis or Plan of Operations, page 18
12.	We note your disclosure on page 19 that the company has had no discussions with stockholders, management or other investors regarding funding. In light of this disclosure, please provide a reasonable basis for the statement on page 19 that “additional funding, if necessary ... may be loaned to or invested in the Company by [y]our stockholders, management or other investors.”
     Response
     We have revised and expanded the disclosure in response to the Staff’s comment.
13.	We note your disclosure on page 19 that the company has no need to seek additional funds. We also note that as of November 17, 2009 the company had $1,410 and anticipated expenses of $5,000 over the next 12 months. Please discuss in greater detail how it is not necessary for the company to seek additional funding.
     Response
     We have revised and expanded the disclosure in response to the Staff’s comment.
Item 4 — Security Ownership of Certain Beneficial Owners and Management, page 20
14.	We note your disclosure that Mr. Wootten is your sole stockholder. Please revise your disclosure hereunder to affirmatively state that the beneficial ownership table includes all shares that may be received within 60 days. Refer to Rule 13d-3 of the Exchange Act.
     Response
     In response to the Staff’s comment, we have revised the disclosure to affirmatively state that the beneficial ownership table includes all shares that may be received within 60 days of the filing of the registration statement.
Item 5 — Directors, Executive Officers, Promoters and Control Persons, page 21
15.	Please clarify your disclosure regarding Mr. Wootten’s service on the finance committee of the Ohio Ministry Network of the Assemblies of God by adding dates or the duration of service. Refer to Item 401(e) of Regulation S-K.

     Response
     In response to the Staff’s comment we have accordingly clarified the disclosure.
16.	Your disclosure on page 5 indicates that you may acquire or merge with a business in any industry or line of business. Further, we note your management receives no compensation and does not devote significant time to the development activities and execution of your business and that you have no “power or right to control and direct our management in the material details of how work is to be performed.” In light of such disclosures, please revise your disclosure in this section to indicate if Mr. Wootten holds any positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future. If so, please explain the nature of the potential conflict and why you do not believe it will have a negative impact on any decisions made by management.
     Response
     We acknowledge the Staff’s comment and have revised the disclosure on page 8 to state that Mr. Wootton does not hold any positions in other businesses which would present any such conflict of interest.
Item 9 — Market for Common Equity and Related Stockholder Matters, page 24
17.	Please revise to provide the information required by Item 201(a)(2) of Regulation S-K with respect to the market price of your common stock.
     Response
     We have revised Item 9 in response to the Staff’s comment.
Item 10 — Recent Sales of Unregistered Securities, page 24
18.	In accordance with Item 701(c) of Regulation S-K, please provide us with a detailed legal analysis of why this transaction should be exempt from registration under Section 4(2) of the 1933 Act.
     Response
     We acknowledge the Staff’s comment and have expanded Item 10 to explain that this transaction should be exempt from registration because:
Section 4(2) of the Securities Act exempts from registration “transactions by an issuer not involving any public offering.” To qualify for this exemption, the purchasers of the securities must:

•	have enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment (the “sophisticated investor”), or be able to bear the investment’s economic risk;

•	have access to the type of information normally provided in a prospectus; and

•	agree not to resell or distribute the securities to the public.
The recent sale to Mr. Wootton met all the above conditions and no form of public solicitation or general advertising was used in connection with the offering.
Item 15 — Exhibits, page 34
19.	We note your disclosure under Item 7 and in note 5 to the financial statements that the company has an unsecured promissory note payable to Mr. Wootten in the amount of $3,000 due on or before the earlier of December 31, 2011 or the date that the company consummates a business combination. Please tell us why you have not filed the promissory note as an exhibit to your Form 10, pursuant to Item 601(bX10) of Regulation S-K.
     Response
     We acknowledge the Staff’s comment and the promissory note is attached as an exhibit to the Amendment.
     In connection with our response to the Commission’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has worked diligently to respond to the Staff’s comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement. If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (614) 468-0198.

Very truly yours,
/s/ James B. Wootton
James B. Wootton, President\
Pathmark Charter Corp.